Filed by: IMH  Secured Loan Fund, LLC and IMH Financial Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Companies: IMH Secured Loan Fund, LLC and IMH Financial Corporation
Registration Statement Number.:  333-164087
Registration Statement Number.: 333-164087-01

The following is an e-mail sent by Investors Mortgage Holdings Inc., the manager of IMH Secured Loan Fund, LLC (the “Fund”), on behalf of the Fund to members of the Fund on May 26, 2010 or thereafter:

Subject Line:  IMH Conversion Transactions Message from Shane Albers & Will Meris

Dear Members:

Although we are still in the early stages of the consent solicitation, IMH has had a very positive response over the past few days from members in favor of the Conversion Transactions. We want to remind Fund members that the IMH team, including Shane Albers, Founder, Chairman & CEO and Will Meris, President, are available at anytime to you by telephone (480) 840-8400, personal visit, and/or email. We realize members may still have outstanding questions pertaining to the goal of the Conversion Transactions, the underlying process and the ultimate benefit of this initiative. While we continue to seek to provide you with the most up-to-date information via the material we have sent to members and also made available via the Fund’s SEC filings, we realize that some questions can be more fully satisfied through personal dialogue.

We want to make every effort to ensure that you have complete access to the IMH team for any and all questions.  At the bottom of this email, we list our IMH investor relations team, their telephone numbers and their emails for you to use at your convenience.

We realize there are market opportunists that appear to be looking to confuse the situation by providing unbalanced information and misdirection. We believe their public disclosure is limited at best and deceptive at worst.  It is important for your investment that you have balanced and correct information.  We encourage you to reach out to us directly; we will be happy to provide you with all of the details we are able to provide and answer any questions you may have.

Remember that IMH’s goals for this Conversation Transactions are as follows:

•	position the Fund to become a publicly traded corporation listed on a national securities exchange;

•	create the opportunity for liquidity for Members of the Fund;

•	cause the Fund to become internally managed, which eliminates potential conflicts and more fully aligns the interests of the Fund and the Manager;

•
create the opportunity to raise additional capital in the public markets, enabling the Fund to better acquire and originate commercial mortgage loans and other real estate related investment opportunities; and

•	create the opportunity to achieve long-term value for stockholders through dividends and capital appreciation.

In addition to the comprehensive overview of the Conversion Transactions provided in the Consent Solicitation/Prospectus mailed to all members, Shane Albers and Will Meris have also provided an overview of various aspects of the Conversion Transactions, which we believe answers some of the most pressing questions our members have via this video link:

www.imhre.com/videoConf.htm.

Additionally, members should have recently received by mail, a letter from Shane Albers, dated May 2010, which provides various information about the Conversion Transactions and our business in general.  This correspondence is also made available by the link below:

http://www.sec.gov/Archives/edgar/data/1397403/000114420410029714/v186296_425.htm

Answers to the most frequently raised questions can also be found on the SEC website (or through our website at www.imhre.com), in the section titled “Questions and Answers About the Consent Solicitation and the Conversion Transactions”, which immediately follows the table of contents section of the Consent Solicitation/Prospectus (link below).

http://www.sec.gov/Archives/edgar/data/1397403/000114420410027719/v184313_424b3.htm

Information on our website shall not be deemed incorporated by reference into any of our filings with the SEC.

We thank you for your support, and encourage you to vote in favor of the Conversion Transactions by remitting your consent solicitation with a “YES” vote by mail today.

Sincerely,

Shane C. Albers
Founder, Chairman & CEO
480-840-8501
salbers@imhre.com

Will Meris
President
480-840-8444
wmeris@imhre.com

Brian Peterson
Senior Vice President - Investments
480-840-8446
bpeterson@imhre.com

Jerry Shulak
Vice President - Investors Relations
480-840-8450
jshulak@imhre.com

Zach Forman
Vice President - Brokerage Relations
480-840-8447
zforman@imhre.com

Jessica R. Boutwell
Vice President - Brokerage Relations
480-840-8448
jboutwell@imhre.com

Jennifer Rosen
Senior Key Accounts Manager
480-840-8451
jrosen@imhre.com

This communication may be deemed to be made in respect of the proposed conversion of IMH Secured Loan Fund (the “Fund) into IMH Financial Corporation and the exchange of all outstanding equity interest in Investors Mortgage Holdings Inc. (the “Manager”) and IMH Holdings LLC (“Holdings”) for stock of IMH Financial Corporation and may be deemed solicitation material regarding these proposed transactions (the “Conversion Transactions”).  In connection with the proposed Conversion Transactions, the Corporation has filed a registration statement on Form S-4, including a preliminary consent solicitation statement/prospectus, with the U.S. Securities and Exchange Commission (“SEC”).  The definitive consent solicitation statement/prospectus has been filed with the SEC and is being mailed to members of the Fund.  SECURITYHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT SOLICITATION /PROSPECTUS (AND ANY AMENDMENTS OR SUPPLEMENTS) CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE FUND, IMH FINANCIAL CORPORATION, THE MANAGER, HOLDINGS, AND THE PROPOSED CONVERSION TRANSACTIONS.

The Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of consents from the members of IMH Secured Loan Fund, LLC in respect of the proposed Conversion Transactions.  Information regarding the Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers is included in the preliminary consent solicitation statement/prospectus filed with the SEC on May 10, 2010 and the definitive consent solicitation/prospectus has been mailed to members of the Fund.  Members can obtain more detailed information regarding the direct and indirect interests of directors and executive officers in the Conversion Transactions by reading the definitive consent solicitation statement/prospectus.

Members may obtain free copies of the consent solicitation statement/prospectus and other documents filed with the SEC at the SEC’s website at www.sec.gov, or through the Manager’s website at www.imhre.com.  Information on the Manager’s website shall not be deemed to be a part of or otherwise incorporated by reference in any SEC filings.  Such documents, as available, can also be obtained by directing a request to the Fund, Attention: Investor Relations, telephone: (480) 840-8400.

* * * * *

Forward-Looking Statements

This communication contains certain forward-looking statements.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “potential,” “should” and “would” or the negative of these terms or other comparable terminology.  The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Risk factors include, without limitation, (i) the risk that the economy and real estate and other markets will not improve, which could harm our ability to sell or dispose of the assets we own and the ability of our borrowers to pay obligations under, or repay our commercial mortgage loans on maturity or obtain take-out financing in a timely manner, on reasonable terms, or at all, which would harm our liquidity and operating results; (ii) the risk that we may not be able to complete an initial public offering and the lack of assurance that even if we completing a listing or initial public offering, an established and liquid trading market for IMH Financial Corporation common stock may not develop; (iii) the risks that if our liquidity continues to dissipate and we are unable to meet our obligations, we may be forced to sell certain of our assets for a price at or below the current book value of the assets, which could result in a loss,  (iv) the risks generally associated with the lending to, and ownership of, real estate related assets, including changing economic conditions, environmental risks, unforeseen statutory and regulatory changes, the cost of and ability to obtain insurance and risks related to developing and leasing of propertied, and (v) potential litigation associated with the Conversion Transactions,  all as more fully discussed with other risks that could cause results to differ from those suggested or intended in any forward-looking statements, under the heading entitled “Risk Factors” in the definitive consent solicitation/prospectus filed pursuant to Rule 424(b), our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as amended and subsequent Quarterly Reports on Form 10-Q and other filings with the SEC.  These forward-looking statements are made only as of the date hereof and we undertake no obligation, and disclaim any duty, to update or revise any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.